Mark C.

Inventor - Multiple Patent Holder - Chemical & Mechanical
San Diego, California, United States

Summary

A serial inventor with 18 products registered and taken to market over 30 years.

Specialties: Innovation specialist in zero emission energy and electrical power products for industry and consumer.

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Experience

Emission Free Generators, Inc.
Chief Executive Officer
January 2022 - Present (2 years 5 months)
United States

Collins Synergy
Chief Executive Officer
January 2014 - Present (10 years 5 months)
Philadelphia, USA

Innovation - Chemical, Electrical and Mechanical

Surface Control Ltd
Managing Director
August 2005 - Present (18 years 10 months)

Inventor of the Slip Guardian floor safety management system and service. A system to predict the probability of floor slipping accidents whilst providing a monitored resolution to the problem. Recently awarded a contract for supplying the service to NHS Trusts.

Concentrated Solutions
Research & Development Director
October 2004 - January 2014 (9 years 4 months)

Inventor of the consumer cleaning product currently called MAC (Macro Absorption of Concentrates). The reducing of powerful cleaning products to 100% concentrated form with an encapsulation method which allows safe transportation and handling of strong acids.

Xtreme Materials
Managing Director
November 2003 - January 2014 (10 years 3 months)

Inventor of a range of products designed for the natural stone industry and end users of marble, granite and terrazzo. Specialising in the removal of stains through highly polished surfaces, without damage to the original substrate. A quick, dust and noise free system used by many top quality hotels.

Waterbased Group
Managing Director
January 1986 - January 2014 (28 years 1 month)

Innovation and Invention based vehicle which has produced 18 products with unique IPR and patents since inception. Amongst the many firsts includes a clear chemcial treatment applied to high shine floors to increase slip resistance in wet conditions, ratified by the major testing houses throughout the world.

Education

East Surrey College

University of Chichester